HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

June 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant
Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney

Re:	HNR Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2023
File No. 001-41278

Dear Miss Packebusch:

HNR Acquisition Corp. (the “Company”) confirms receipt of the letter dated May 26, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced filing (as amended by Amendment No. 2, the “Proxy Statement”).We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Summary of the Proxy Statement

Opinion of RSI & Associates, page 26

1.	We note disclosure on pages 26 and 95 appears to indicate that the Cobb and Associates 3rd Party Engineering Study dated September 30, 2022 is included in this Proxy Statement; however, we are unable to locate the referenced reserve report. Please revise the Proxy Statement to include the referenced report. Alternatively, remove the statement that the report is included.

RESPONSE: In response to the Staff’s comment, the Company has revised the Proxy Statement to remove the statement that the September 30, 2022 Cobb Report is included.

Summary Historical Financial Information of HNRA, page 31

2.	Please modify the paragraphs preceding the summary of the historical financial information of HNRA to indicate the selected historical financial data for the years ended December 31, 2022, 2021 and 2020 have been derived from HNRA’s audited rather than unaudited financial statements and only the financial statements as of and for the years ended December 31, 2022 and 2021 are included elsewhere in this proxy statement. The financial statements as of December 31, 2020 and for the period from December 9, 2020 through December 31, 2020 are no longer presented in the amended proxy. In addition, please change the filing date of HNRA’s Form 10-K for the fiscal year ended December 31, 20222 to March 31, 2023.

Similarly, please modify the preceding paragraphs to the summary of historical financial information of Pogo on page 33 to indicate the financial data as of and for years ended December 31, 2022, 2021 and 2020 have been derived from audited financial statements and only the financial statements as of and for years ended December 31, 2022 and 2021 are included elsewhere in the proxy.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 32 and 34 of the Proxy Statement. The Company is including references to both the Form 10-K and unaudited financial statements for the three-month periods ended March 31, 2023 and 2022.

Risk Factors

HNRA has extended the period of time by which it must complete its initial business combination to June 15, 2023, page 60

3.	We note you disclose that your stockholders approved an amendment to your certificate of designation to allow up to six one-month extensions to November 15, 2023 on May 11, 2023. We further note that your Form 8-K filed May 16, 2023 states that in connection with such amendment stockholders holding 4,115,597 shares of common stock exercised their right to redeem their shares and approximately $43 million was removed from the trust account to pay such holders. Please update your filing accordingly. If a vote in favor of the Purchase is assured by virtue of the SPAC Stockholder Support Agreement, please revise to clarify this point.

RESPONSE: In response to the Staff’s comment, the Company has revised page 62 of the Proxy Statement to include language regarding the redemption of shares on May 11, 2023. The vote in favor of the Purchase is not assured by virtue of the SPAC Stockholder Support Agreement.

Unaudited Combined Pro Forma Financial Information

Introduction, page 65

4.	Please clarify that a reader may refer to HNRA’s audited financial statements and related footnotes and Management’s Discussion and Analysis for the year ended December 31, 2022 included in the proxy statement as well as in its Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

RESPONSE: In response to the Staff’s comment, the Company has revised page 66 of the Proxy Statement to indicate that stockholders may refer to the Form 10-K and the proxy statement for the Company’s audited financial statements.

5.	We note you state that the unaudited pro forma combined financial information does not reflect any adjustments related to the results of the special meeting of the stockholders of HNRA on May 11, 2023. Please revise your pro forma financial statements to include adjustments for actions taken at the special meeting to the extent such actions are necessary for the completion of the business combination.

RESPONSE: In response to the Staff’s comment, the Company has revised the Proxy Statement to update the unaudited pro forma combined financial information to reflect the results of the special meeting of the stockholders of HNRA.

Unaudited Pro Forma Consolidated Balance Sheet, page 67

6.	Please revise your pro forma balance sheet to include the Redeemable Common Stock line item as it appears to have been inadvertently omitted.

RESPONSE: In response to the Staff’s comment, the Company has revised the Proxy Statement to update the unaudited pro forma combined financial information to include the inadvertently omitted Redeemable Common Stock line.

Note 5 - Pro Forma Earnings per Share, page 73

7.	We reissue our prior comment 14 in its entirety as footnote (1) to your tabular disclosure of the pro forma earnings per share computation continues to refer to the pro forma loss per share and does not explain why the public and private warrants are anti-dilutive. This comment also applies to similar disclosure on page 36.

RESPONSE: In response to the Staff’s comment, the Company has revised footnote (1) to the tabular disclosure on pages 37 and 77 of the Proxy Statement and in the unaudited pro forma combined financial information.

Fairness Opinion of RSI & Associates, Inc., page 95

8.	We note your revised disclosure in response to prior comment 19 states that RSI & Associates reviewed post-Purchase financial projections of Pogo based on the September 30, 2022 Cobb Report. Please revise to clarify who prepared the reports. In that regard, we note Annex C states that the financial projections were prepared by HNRA.

RESPONSE: In response to the Staff’s comment, the Company has revised page 99 of the Proxy Statement to indicate that the projections were prepared by HNRA.

9.	We note your response to prior comment 20 and reissue the comment in part. Please revise your disclosure to discuss each of the material analysis conducted by RSI & Associates, including the analysis of public transactions of a comparable nature and the financial and stock information of other companies. Please ensure you provide support for the ultimate conclusions reached in each analysis. Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, RSI & Associates has reissued its opinion attached as Annex C.

Interests of HNRA’s Directors and Officers in the Purchase, page 98

10.	We note your added disclosure in response to prior comment 40. Please revise to include this disclosure in your summary under “Interests of Certain Person in the Purchase.” We also note you disclose that JVS Alpha Property, LLC owns 940,000 shares of SPAC Common Stock, and is controlled by Joseph V. Salvucci, Jr., an independent director of the Company. Please revise to additionally include the current value of such shares.

RESPONSE: In response to the Staff’s comment, the Company has revised page 102 of the Proxy Statement to include the approximate value of the shares of SPAC Common Stock owned by JVS Alpha Property, LLC. In addition, the Company has revised page 26 of the Proxy Statement to include the disclosure in the summary under “Interests of Certain Persons in the Purchase.”

Information About Pogo

Summary of Reserves, page 116

11.	The line-item header (“Estimated Proved Developed Reserves”) shown in the tabular presentation on page 116 appears to represent the net quantities of proved developed producing reserves. Please review and revise your disclosure as necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the line-item header on page 120.

Acreage and Ownership

Leasehold Acreage, page 120

12.	We have reviewed your response to comment 26 and the revised acreage disclosure on page 120. We note you identify all of your acreage as developed; however, the discussion on page 112 and the disclosure on page 116 indicates certain reserves as of December 31, 2022 have been classified as undeveloped. Please note the acreage associated with your undeveloped reserves that is held by production should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Item 1208 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 124 of the Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pogo

Overview, page 130

13.	We have read your response to comment 31 and note the revised disclosure of gross/net acreage on page 130 of “13,700 gross (13,700 net) acres with an average working interest of 100%”; however, the disclosure included in the Opinion of RSI & Associates on Annex C-2 still contains net acreage of 11,508 acres. Please review and revise your disclosure as necessary.

RESPONSE: In response to the Staff’s comment, Annex C-2 has been changed to indicate net acreage of 13,700 acres.

Results of Operations, page 131

14.	We note the disclosure of the average sales prices for oil, natural gas, and on a boe basis excluding settle commodity derivatives shown on page 132 and the lease operating expenses on a $ per boe basis shown on page 132 and as noted on page 133 for the year ended December 31, 2021 appear to be inconsistent with the comparable figures shown elsewhere on page 118. Please revise your disclosure to correct the inconsistency or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 122 to correct the inconsistency.

Managements Discussion and Analysis of Financial Condition and Results of Operations Cash Flows, page 135

15.	Please revise your table depicting sources and uses of cash for the year ended December 31, 2021 to include the amount of the net change in cash and cash equivalents.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 139 to include the amount of net change in cash and cash equivalents.

Beneficial Ownership of Securities, page 170

16.	Please expand your disclosure to disclose your Sponsor’s ownership interest and present the expected beneficial ownership following the Purchase under both the no redemption and maximum redemption scenarios.

RESPONSE: In response to the Staff’s comment, the Company has revised page 173 of the Proxy Statement to include the ownership of the Sponsor and present the beneficial ownership following the Purchase under the no redemption and maximum redemption scenarios.

Pogo Resources, LLC

Notes to the Consolidated Financial Statements

Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Reserve Quantity Information, page F-41

17.	Your explanation of the changes that occurred due to “Revisions of Previous Estimates” for the year ended December 31, 2021 indicates the overall increase is primarily attributable to improved performance revisions and other items and is partially offset by a decrease attributable to lower commodity prices.

Please revise your discussion to identify and quantify each individual factor that contributed to the overall change in the line item. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities between periods is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-62.

Standardized Measure of Discounted Future Net Cash Flows,, page F-43

18.	We have read your response to comment 37 and note you omit your asset retirement costs as part of the future development costs used in the calculation of your standardized measure.

Please note that disclosure of the standardized measure and each of the individual line items, and the related components specific to the calculation of the measure, are required pursuant to FASB ASC 932-235-50-31 parts a through f. Furthermore, the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” which references disclosure under FASB ASC paragraphs 932-235-50-30, 932-235-50-31, and 932-235-55-6 states that “future cash flows related to the settlement of an asset retirement obligation are included in the disclosure” and does not specify that selected costs may be excluded in the calculation based on a preconditioned outcome or impact based on materiality. Refer to FASB ASC 932-235-50-31 and the Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas (Topic 932).

The requirement pursuant to FASB ASC 932 is also consistent with guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes that “an entity should include the future cash flows related to the settlement of an asset retirement obligation in its standardized measure disclosure.” The letter also indicates that “the requirement to disclose “net cash flows” relating to an entity’s interest in oil and gas reserves [pursuant to FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation” and that “the exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure.”

Please revise your disclosure for each period presented to accurately reflect all estimated future costs, including the costs that will be incurred to settle your asset retirement obligations, e.g. the costs for dismantlement, restoration, and abandonment of the existing wells (including both active and inactive wells on leases and future proved undeveloped locations) and related equipment. This comment applies to the disclosure on page 75, F-43 and the reserves reports included as Annex D and E, respectively.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise that abandonment costs have not been included in the calculation of the standardized measure for any of the periods presented because any abandonment costs of the wells would be immaterial, and the asset retirement obligations have been clearly presented elsewhere in the financial statements and in the proxy statement. In response to the request to update the Cobb Reports, Cobb has provided an updated Annex E to include a separate section on abandonment costs, including that Cobb was not requested to review such costs; however, the present value of any abandonment costs would be minimal and offset by salvage value.

Exhibits

19.	We note your response to prior comment 39; however, we reissue our comment in part as we are unable to locate the disclosure revisions to the reserves report prepared by William M. Cobb & Associates, Inc. as of December 31, 2021 presented in the Proxy Statement as Annex D. Please obtain and file as revised reserve report that complies with the requirements in Item 1202(a)(8) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has filed a revised reserve report as of December 31, 2021 as Annex D.

General

20.	We note your added disclosure in response to prior comment 51, indicating that the SPAC Stockholders’ aggregate voting power is 3,006,250 shares of SPAC Common Stock. Please revise to present this figure as a percentage.

RESPONSE: In response to the Staff’s comment, the Company has revised the notice of meeting and pages 2, 14, 21, and 91 of the Proxy Statement to include the ownership of the Sponsor and present the beneficial ownership following the Purchase under the no redemption and maximum redemption scenarios.

21.	We note your response to prior comment 42 and reissue in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 10 and 62 of the Proxy Statement to indicate that the closing price of the Company’s common stock has not exceeded $18.00 on any of the previous 30 days.

22.	We note your response to prior comment 49, indicating that the fair value of the warrants that may be retained by redeeming shareholders is $880,000 based on recent trading prices, and 8,625,000 warrants held by Public Shareholders. Please revise to include such disclosure in your filing. Also, identify any material resulting risks.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 10 and 63 of the Proxy Statement and updated the value to current market value.

23.	We note your revised disclosure in response to prior comments 5 and 43. Please further revise to quantify the Founder shares and the Private Placement shares held by the Sponsor.

RESPONSE: In response to the Staff’s comment, the Company has revised the table on page 22 of the Proxy Statement to indicate the number of Founder shares and Private Placement shares held by the Sponsor.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 326-0243.

Very truly yours,

/s/ Donald H. Goree
	Name:	Donald H. Goree
	Title:	Chief Executive Officer
cc: Matthew Ogurick